Notice of Investor Relations Meetings

Date: May 11, 2005 to May 19, 2005

Location: Singapore, Hong Kong, London, New York

Target audience: Institutional investors

Key topic to be presented: explanation of financial results of the 1st quarter of 2005 and WiBro business plan